Exhibit 99.2

Randgold & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

ADR Ticker symbol: RNG

Nasdaq trading symbol: RANGY (Delisted)

(“R&E”)

JCI LIMITED (Incorporated in the Republic of South Africa) Registration number 1984/00854/06 Share code: JCD ISIN: ZAE0000039681 (Suspended) (“JCI”)

JOINT ANNOUNCEMENT TO R&E AND JCI SHAREHOLDERS RELATING TO A STATEMENT BY THE MEDIATORS IN THE MEDIATION BETWEEN THE COMPANIES; A POSTSCRIPT THERETO AND FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

1.	Shareholders of R&E and JCI are referred to the joint cautionary announcement published on 23 February 2007.

2.

At the request of the Mediators, Advocate S Burger SC, Mr. C. Nupen and Prof. H. Weiner, the Statement issued by the Mediators on 28 February 2007 and the Postscript thereto, dated 5 March 2007 are published by the respective Boards of Directors of R&E and JCI.

3.

Regard being had to the fact that the matter has not been finally resolved, shareholders of R&E and JCI are advised that they should continue to exercise caution when trading in their shares over the counter.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI and the success of its mediation with JCI; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

7 March 2007

Johannesburg

Sponsor

Sasfin Capital

(A division of Sasfin Bank Limited)

IN THE MEDIATION BETWEEN:

RANDGOLD AND EXPLORATION

COMPANY LTD (“R&E”)	Claimant

and

JCI LIMITED (“JCI”)	Defendant

STATEMENT BY THE MEDIATORS

1.	The mediation agreement in terms whereof we were appointed

“... to mediate the disputes and insofar as is possible make recommendations to the parties as to how the R&E Claims1 and the JCI Claims2 should be resolved”

provided, as a precursor to the mediation process, for an exchange of pleading in the nature of High Court pleadings, accompanied by all documents relied upon by each party to support its respective claim and the exchange of comprehensive reports from forensic accountants for both R&E and JCI.

2.	In view of these comprehensive procedures, the optimistic timetable to address and try and resolve the issues between the parties3 soon turned out to be unachievable and led to an amended timetable.

3.

R&E filed a statement of claim. In its plea thereto JCI denied that it was, in terms of the mediation agreement, liable for debts which may be found to be due by any of the JCI subsidiaries4 or by JCI,5 other than the debts of JCI Limited. That raised a question as to the scope of the mediation agreement and our powers thereunder. In addition, JCI notified an

_________________________

1 “the R&E Claims” is defined in the mediation agreement as being all and any claims of whatsoever nature from whatsoever cause arising which R&E alleges it enjoys against JCI.

2 “the JCI Claims” is defined in the mediation agreement as being all and any claims of whatsoever nature from whatsoever cause arising which JCI alleges it enjoys against R&E.

3 Clause 8.5.4 provides: “The Party shall require the Mediators to make recommendations to the Parties as regards the resolution of the R&E Claims and JCI Claims as soon as possible, but within no more than 30 (thirty) days of the Party’s first meeting with the Mediators or such longer period as the Mediators in their sole discretion, at all times acting reasonably, may suggest.”

4 Defined in the mediation agreement as meaning all and any subsidiary or associated companies of JCI or in which JCI has an interest, whether direct or indirect, including its interests in CMMS

5 Defined in the mediation agreement as JCI Limited

amendment to their original plea to seek a rectification of the mediation agreement to accord with its interpretation of that agreement. JCI did not submit a counter-claim.

4.

We called for written submissions on the above issue from the lawyers representing the respective parties. We also interviewed current directors Messrs Gray and Nurek and erstwhile director Mr Lamprecht during early December 2006 in order to come to grips with the matter in issue.

5.

A second important preliminary issue was raised by R&E. This related to the method of quantification of damages: R&E is seeking to recover damages allegedly due to thefts by or for the benefit of JCI. The question that was raised was how quantification should take place in our law in the event of a theft, as opposed to breach of contract or delict. Again, we called for written submissions from the respective legal teams.

6.

Having considered these preliminary issues, we are in a position to give guidance to the parties as part of the mediation process. We do not consider it presently necessary to call for any further submissions regarding the legal issues.

7.	By the end of 2006 it had become obvious to all involved in the process that the mediation would not be finalised before the end of the first quarter of 2007.

8.

Various meetings have since been held between Professor Wainer and the forensic accountants representing both parties in order to attempt to narrow and to crystallise the areas of difference between the parties.

9.

We also met separately with the representatives from the boards of both R&E and JCI on 9 February 2007 in order to, inter alia, obtain their thoughts regarding the disputes and possible resolution thereof.

10.

We have recently also held meetings with the financial directors of both companies, inter alia, to obtain an understanding of the present financial position of the companies and the actual cash and benefits received from the transactions which are the subject of the dispute.

11.

Having considered the various R&E claims and taking into account the areas of agreement and disagreement in relation to the underlying cash flows, it appears to us that the value of sustainable R&E claims might well exceed the net asset value of JCI.

12.

In our view, a protracted arbitration between R&E and JCI followed by the spectre of a liquidation to satisfy any judgement is commercially and practically unattractive and will be value destructive for both sets of shareholders. The ultimate outcome of litigation would be uncertain and valuable management time will be sterilized in the process.

13.

Litigation is also likely to be time consuming and expensive, create share value inhibitions during its duration and be significantly value destructive on a liquidation - both by the realisation of fire sale prices for assets and due to costs of liquidation.

14.	Any settlement proposal which leaves no value for JCI shareholders is in our view unrealistic and would, for JCI, be a poor alternative to the litigation process, irrespective of its probable outcome.

15.	Central to the determination of an overall settlement would be an assessment of the fair net asset value of both companies, particularly of JCI.

16.

To ameliorate the difficulties in making an accurate assessment of the net asset value, it is recommended that an overall settlement be pursued on the basis of a merger between the companies. On a merged entity basis, at least any under/over estimation of the asset values will be captured within the shareholders’ shareholding in the combined entity. Thus if, for example, certain assets ultimately yield a value of Rx more than the amount estimated for the purposes of the overall settlement, that amount will inure for the benefit of both sets of shareholders (albeit in diluted proportions).

17.

Parallel to the mediation process, the chief executive and financial directors of both companies have explored and quantified various alternatives of possible amounts to be used for the purposes of a settlement figure – which would ultimately drive the share swap ratio between R&E and JCI. We have been apprised of these efforts.

18.

Having regard to all of the above, a settlement figure in the range of R1.2 billion to R1.5 billion appears at this stage and on the figures available to us to be a realistic starting point to resolve the disputes between the companies –the basis being that the settlement figure be used to ultimately drive the merger ratio between the shareholders of the companies. The current balance sheet position of both legal entities should be available to the shareholders to facilitate agreement on a settlement figure.

19.	The mediators remain available to assist in achieving an acceptable settlement within the parameters outlined above.

S F BUR&ER SC

CHARLES NUPEN

PROF H E WAINER CA (SA)

28 February 2007

IN THE MEDIATION BETWEEN:

RANDGOLD AND EXPLORATION

COMPANY LTD (“R&E”)	Claimant

and

JCI LIMITED (“JCI”)	Defendant

POSTSCRIPT TO STATEMENT BY THE MEDIATORS DATED

28 FEBRUARY 2007

We circulated a statement to the boards of JCI and R&E prior to wider release. A question has been raised as to the scope of what is being conveyed by paragraph 11 of that statement. What we intend to convey is that the R&E claims, if successful, will exceed the net asset value of JCI.

S F BURGER SC

CHARLES NUPEN

PROF H E WAINER CA (SA)

5 March 2007